

04015165

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

SEC FILE NUMBER

8- 8707

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED

FEB 2 7 2004

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DORN & COMPANY, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

216 E WASHINGTON
(No. and Street)

FERGUS FALLS	MN	56538-0748
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARRY (RUSSELL) DORN   (218)-739-5236
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NESS, WALLER, PEARSON & CO., LTD.
(Name – if individual, state last, first, middle name)

510 22nd AVE E, STE 501	ALEXANDRIA	MN	56308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 29 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Larry (Russell) Dorn__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Dorn & Company, Incorporated__ , as
of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
Signature

__President__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EASTON PLACE
510 22ND AVE E • SUITE 501
ALEXANDRIA, MINNESOTA 56308

TELEPHONE: (320) 763-6568
FAX: (320) 763-6297

NESS WALLER PEARSON
& CO., LTD.

CERTIFIED PUBLIC ACCOUNTANTS

H. DAN NESS, C.P.A. RETIRED
STEPHEN I. WALLER, C.P.A. RETIRED

LAWRENCE F. PEARSON, C.P.A.
JAMES J. MEGEL, C.P.A.
DENNIS L. SCHMIDT, C.P.A.

RICHARD A. VOLKER, C.P.A.
CAROL L. THALMAN, C.P.A.
NICOLE L. KLIMEK, C.P.A.
DONNA R. ALLISON, C.P.A.
KRIS N. BLACKBURN, C.P.A.

Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

In planning and performing our audit of the financial statements of Dorn & Co., Inc. (the Company) as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15(c)3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13. For year 2003, Dorn & Co., Inc. did not hold any securities in safekeeping.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15(c)3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New. Waller, Pearson & Co., Ltd

January 13, 2004

DORN & CO., INC.

Fergus Falls, Minnesota

Report on Audit

Years Ended December 31, 2003 and 2002

Ness, Waller, Pearson & Co., Ltd.

Alexandria, Minnesota

TABLE OF CONTENTS

FINANCIAL STATEMENTS

G:\WP6\2003 Jan thru Dec\45630RPT.wpd

EASTON PLACE
510 22ND AVE E • SUITE 501
ALEXANDRIA, MINNESOTA 56308

TELEPHONE: (320) 763-6568
FAX: (320) 763-6297

NESS WALLER PEARSON
&
CO., LTD.

CERTIFIED PUBLIC ACCOUNTANTS

H. DAN NESS, C.P.A. RETIRED
STEPHEN I. WALLER, C.P.A. RETIRED

LAWRENCE F. PEARSON, C.P.A.
JAMES J. MEGEL, C.P.A.
DENNIS L. SCHMIDT, C.P.A.

RICHARD A. VOLKER, C.P.A.
CAROL L. THALMAN, C.P.A.
NICOLE L. KLIMEK, C.P.A.
DONNA R. ALLISON, C.P.A.
KRIS N. BLACKBURN, C.P.A.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

We have audited the accompanying balance sheets of Dorn & Co., Inc., (a Minnesota corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorn & Co., Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ness Waller, Pearson & Co., Ltd

January 13, 2004

DORN & CO., INC.
BALANCE SHEETS

	December 31,	
	2003	2002

ASSETS

CURRENT ASSETS		
Cash		
Operating account	$ 28,132	$ 2,050
Savings accounts	61,731	17,157
Accounts receivable		
Brokers and dealers - open transactions	102,924	78,736
Trading and investment securities, at market	472,854	860,812
Prepaid expenses	2,762	4,315
Income tax receivable		2,776
Total Current Assets	$ 668,403	965,846
PROPERTY AND EQUIPMENT, at cost		
Office equipment	$ 199,367	$ 199,367
Leasehold improvements	325,523	325,523
	$ 524,890	$ 524,890
Less accumulated depreciation	(334,572)	313,615
Total Property and Equipment	$ 190,318	$ 211,275
OTHER ASSETS		
Investment in antique personal property	$ 33,042	$ 31,607
Clearing deposit	25,000	25,000
Total Other Assets	$ 58,042	$ 56,607
	$ 916,763	$1,233,728

See accompanying Notes to Financial Statements.

DORN & CO., INC.
BALANCE SHEETS

	December 31,	
	2003	2002

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
  Accounts payable

	2003	2002
Dain trading payable	$ 162,254	$ 553,359
Vendors - trade obligations	5,928	1,110
Accrued income taxes	2,000	
Accrued expenses	52,151	14,697
Due to officer		3,696
Total Current Liabilities	$ 222,333	$ 572,862

STOCKHOLDER'S EQUITY
  Common stock
   Par value $10
   Authorized - 25,000 shares

	2003	2002
Issued and Outstanding - 6,000 shares	$ 60,000	$ 60,000
Retained earnings	634,430	600,866
Total Stockholder's Equity	$ 694,430	$ 660,866
	$ 916,763	$1,233,728

See accompanying Notes to Financial Statements.

3

DORN & CO., INC.
STATEMENTS OF INCOME

	For the Years Ended December 31,	
	2003	2002
INCOME		
Gain on sale and holding of trading account securities	$ 445,010	$ 394,344
Commissions on security sales	29,417	30,097
Commissions and concessions on mutual funds	610,472	563,718
Annuity fees	2,327	151
Dividends and interest earned	19,560	25,690
Other income	2,538	5,033
Total Income	$1,109,324	$1,019,033
EXPENSES		
Salaries and commissions		
Executive	$ 325,000	$ 275,000
Registered representative	116,838	114,171
Office and clerical	168,865	158,683
Payroll taxes	30,196	30,278
Advertising	23,158	25,264
Bank service and clearing charges	52,140	46,765
Depreciation	20,957	51,979
Client expense/Expos	19,903	20,278
Utilities and building occupancy	34,308	18,902
Licenses, bonds and insurance	9,751	7,039
Memberships, books, dues and subscriptions	8,741	11,028
Office supplies and expense	15,082	18,303
Postage	9,498	6,649
Professional services	44,677	36,294
Rents	87,000	72,000
Travel and entertainment	7,880	10,014
Telephone	11,764	10,595
Employee benefits	5,800	15,418
Profit sharing trust contributions	77,132	87,819
Total Expenses	$1,068,690	$1,016,479
INCOME BEFORE PROVISIONS FOR INCOME TAXES	$ 40,634	$ 2,554
PROVISIONS FOR INCOME TAXES	$ 7,070	$ 0
NET INCOME FOR YEAR	$ 33,564	$ 2,554

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CHANGES IN RETAINED EARNINGS

	December 31,	
	2003	2002
RETAINED EARNINGS - beginning of year	$600,866	$598,312
NET INCOME	33,564	2,554
RETAINED EARNINGS - end of year	$634,430	$600,866

See accompanying Notes to Financial Statements.

5

DORN & CO., INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers and clients	$ 5,325,387	$ 4,972,809
Cash payments to brokers, vendors and employees	(5,273,100)	(4,997,267)
Interest and dividends received	22,098	30,723
Income taxes paid	(2,294)	(3,200)
Interest paid		(74)
Net Cash Provided (Used) by Operating Activities	$ 72,091	$ 2,991
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		$ (30,098)
Purchase of other assets	$ (1,435)	
Net Cash Provided (Used) by Investing Activities	$ (1,435)	$ (30,098)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided (Used) by Financing Activities	$ 0	$ 0
NET INCREASE IN CASH	$ 70,656	$ (27,107)
CASH - beginning of year	19,207	46,314
CASH - end of year	$ 89,863	$ 19,207

See accompanying Notes to Financial Statements.

6

DORN & CO., INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2003	2002
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net income	$ 33,564	$ 2,554
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities		
Depreciation	$ 20,957	$ 51,979
Changes in assets and liabilities		
(Increase) decrease in accounts receivable	(24,189)	(47,087)
(Increase) decrease in trading account	387,958	(328,605)
(Increase) decrease in prepaid expenses	1,553	(1,238)
(Increase) decrease in other assets	2,776	(5,776)
Increase (decrease) in accounts payable	4,818	(710)
Increase (decrease) in other liabilities	(357,346)	331,874
Increase (decrease) in accrued income taxes	2,000	
Total Adjustments	$ 38,527	$ 437
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 72,091	$ 2,991
CASH AND CASH EQUIVALENTS		
Operating account	$ 28,132	$ 2,050
Savings accounts	61,731	17,157
Total Cash and Cash Equivalents	$ 89,863	$ 19,207

See accompanying Notes to Financial Statements.

7

DORN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company's business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others and the underwriting of certain securities issues. The Company has a Principal's license to operate in the states of Minnesota, North Dakota, and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing - During 1999, Dorn & Co., Inc. completed the conversion from a self-clearing broker to becoming fully-disclosed through RBC Dain Correspondent Services (DCS), a division of RBC Dain Rauscher Incorporated, a Minnesota corporation. Prior to the conversion on October 6, 1999, the Company used Pershing (A Division of Donaldson, Lufkin, and Jenrette Securities Corporation) as a clearing house for securities and investment transactions of customers.

Securities Insurance - Securities held in custody by DCS (the company's clearing firm) are protected up to a total of $25,000,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $100,000 may be in cash. The remaining $24,500,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Rauscher Retirement accounts are protected up to a total of $35,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments.

Investment Securities - Trading and investment securities are valued at quoted market values. Unrealized gains and losses are included in operations. Unrealized gains (losses) on trading account securities total $(7,958) and $(11,107) at December 31, 2003 and 2002. The decreases of $7,958 and $11,107 have been reflected in operations of the years ended December 31, 2003 and 2002, respectively.

Property and Equipment - Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed on the straight-line method using estimated useful lives of 5 to 30 years.

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets. No depreciation is provided since they are deemed to have retained their value.

Cash and Cash Equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized.

NOTE 2 - INCOME TAX

Income tax expense (benefit) has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2003 are as follows:

	December 31,	
	2003	2002
Current:		
Federal	$ 3,506	
State	3,564	
Deferred tax expense (benefit)	(964)	$ (4,564)
Valuation allowance	964	4,564
Tax Provision	$ 7,070	$ 0

As of December 31, 2003, the company had a federal state net operating loss carryforward, which may be applied to future taxable income of $6,429.

Net operating loss carryforwards expire as follows:

Tax Year	Amount
2015	$ 1,726
2016	4,703
	$ 6,429

At December 31, 2003, deferred tax assets recognized for deductible net operating loss carryforwards totaled $964. The deferred tax benefits have been offset in total by valuation allowances.

NOTE 3 - NOTES PAYABLE

A line of credit was in effect in the amount of $100,000 at December 31, 2003 and 2002. Amounts owed are due on demand, and interest is payable at rates tied to a predetermined base rate. There was no outstanding balance as of December 31, 2003 or 2002.

NOTE 4 - PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 15 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $77,132 and $87,819 for 2003 and 2002.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered Broker-Dealer, Dorn & Co., Inc. is subject to the requirements of Rule 15(c)3-1 of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a Broker-Dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule requires a self-clearing broker to maintain a minimum of $250,000 in net capital, and prohibits a Broker-Dealer from permitting its aggregate indebtedness to exceed fifteen times its net capital as those terms are defined. Although Dorn & Co., Inc. is no longer self-clearing, it still has chosen to maintain a minimum net capital of $250,000 in order to act as a principal. At December 31, 2003, aggregated indebtedness and net capital were $222,333 and $435,504, respectively, a ratio of 0.51 to 1. At December 31, 2002, aggregate indebtedness and net capital were $572,862 and $360,546, respectively, a ratio of 1.59 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder, and paid amounts of $87,000 and $72,000 for rent in 2003 and 2002, respectively. The building is leased on a month to month basis, and the Company pays all occupancy costs.

Corporate indebtedness at Community First National Bank of Fergus Falls, described in Note 3 above, has been personally guaranteed by the Company's sole shareholder.

NOTE 7 - CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the $100,000 FDIC coverage for depositors. This results in a credit risk as defined by Financial Accounting Standards Board Opinion No. 105. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable, and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2003 and 2002, the Company had accounts receivable from broker/dealer open transactions of $102,924 and $78,736, respectively.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

DORN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

For most financial instruments owned by the Company, including cash, accounts receivable and payable, and notes payable, the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading and investment securities are valued on the financial statements at current market values as of December 31, 2003 and 2002. Such market values represent a fair value of these financial instruments. It was not practical to estimate the fair value of investment in antique personal property because a limited market exists for their sale or resale.

NOTE 9 - CONTINGENT LIABILITIES

During 2003, based upon an industry wide survey the Company was informed by regulatory authorities that clients of the Company who purchased Class A mutual fund shares at certain investment levels may be entitled to discounts referred to as "breakpoints," which the client may have not been given credit for at the time of the transaction. The Company has taken steps to compensate clients who may have been entitled to "breakpoints" in the previous transactions. However as of December 31, 2003, the amount of additional "breakpoint" fees, if any, due to clients is undeterminable.

SUPPLEMENTARY INFORMATION

DORN & CO., INC.
COMPUTATION OF NET CAPITAL / RECONCILIATION
DECEMBER 31, 2003

TOTAL STOCKHOLDERS' EQUITY - per balance sheet	$694,430
DEDUCTIONS	
Unallowable Assets	
Prepaid expenses	$ 2,762
Property and equipment - net of accumulated depreciation	190,318
Investment in antique personal property	33,042
Haircuts on Trading Account Securities	
Municipal bonds	32,804
Total Deductions	$258,926
NET CAPITAL	$435,504
TOTAL LIABILITIES - per balance sheet	$222,333
DEDUCTIONS	$ 0
AGGREGATE INDEBTEDNESS	$222,333
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.51 to1

[1]

---

[1]The above computation of net capital was compared to the computation of net capital for the December 31, 2003 FOCUS filing and no material differences existed.

DORN & CO., INC.
TRADING AND INVESTMENT SECURITIES
DECEMBER 31, 2003

	Market Value	Cost
CORPORATE STOCKS		
None held		
MUNICIPAL BONDS		
Golden Valley MN Revenue Bonds, 5.5%, $185,000 par value	$ 185,350	$ 185,925
New Hope MN Revenue Bonds, 5.9%, $245,000 par value	238,490	246,225
Dakota County MN G.O. Bonds, 4.2%, $30,000 par value	29,004	28,950
White Bear Lake MN G.O. Bonds, 4.3%, $10,000 par value	9,994	9,900
Sherburne County MN G.O. Bonds, 4.2%, $5,000 par value	5,043	4,925
CORPORATE BONDS		
Federal Home Loan Mortgage Corporation (FHLMC) Bonds, 5.5%, $1,000 par value	1,006	983
Federal Home Loan Mortgage Corporation (FHLMC) Bonds, 5.5%, $3,000 par value	2,973	2,925
Federal Home Loan Mortgage Corporation (FHLMC) Bonds, 5.5%, $1,000 par value	994	980
	$ 472,854	$ 480,813

DORN & CO., INC.
INSURANCE IN FORCE
DECEMBER 31, 2003

EMPLOYEES	Worker's compensation	Statutory
	Profit Sharing Blanket bond	100M
BUSINESS OWNER'S POLICY	Business liability	1,000M
	Medical expense	5M
	Tenant's fire, legal	50M
	Hired/non-owned autos	1,000M
	Building replacement	302,700
	Business personal property	100M
	Valuable papers	10M
	Business interruption	12 months
	Outdoor signs	5M
STOCKBROKERS	Blanket bond (10M deductible)	300M
	Fidelity and deposit (5M deductible)	25M
	Audit expense coverage	25M
	Unauthorized signatures	25M
SECURITY BOND	North Dakota blue sky	25M
	Seaboard Security STAMP (5M deductible)	100M
MAIL	First Class mail/Certified mail/Overnight	
	Non-negotiable	5,000M
	Negotiable	5,000M

See Independent Auditors' Report.